Exhibit 21.1

Subsidiaries of Steinway Musical Instruments Holdings, Inc.

Name	State or Other Jurisdiction of Incorporation or Organization
Steinway Musical Instruments, Inc.	Delaware
Conn-Selmer, Inc.	Delaware
Steinway, Inc.	Delaware
Steinway and Sons (aka Steinway & Sons)	New York
The O.S. Kelly Company	Ohio
Steinway Austria GmbH	Austria
Conn-Selmer Musical Instrument Tianjin Co., Ltd.	China
Steinway Piano Asia Co., Ltd.	China
Shanghai Renner Piano Action Parts Co. Ltd.	China
Steinway & Sons France	France
Louis Renner GmbH	Germany
Renner, Megenhardt & Co. GmbH	Germany
Boston Piano GmbH	Germany
Steinway Retail Deutschland GmbH	Germany
Kluge Klaviaturen GmbH	Germany
Steinway & Sons Japan, Ltd.	Japan
Kluge Klawiatury, Sp.z.o.o.	Poland
Conn-Selmer Europe Limited	United Kingdom
Steinway & Sons Italy s.r.l.	Italy